

Mail Stop 4561

February 16, 2010

Steve Zhang
Chief Executive Officer
AsiaInfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing, 100086, China

> **Re: AsiaInfo Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 28, 2010**
> **File No. 001-15713**

Dear Mr. Zhang:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet, page 1

1.   Revise your filing here, and elsewhere in your proxy where the consideration to be paid Linkage is discussed, to disclose the estimated aggregate market value of the transaction as of the most recent practicable date. We note your references to cash consideration of $60 million and stock consideration of 26,832,731 shares of common stock of AsiaInfo. Refer to Item 14(b)(1) and (4) of Schedule 14A. Further, where you first mention the consideration for the purchase of Linkage shares in the summary term sheet, please provide a full description of the cash and stock consideration. The disclosure in the summary term sheet should not rely on terms defined elsewhere.

The Combination

Opinion of AsiaInfo's Financial Advisor, page 52

2.   We note that AsiaInfo has retained BofA Merrill Lynch to act as AsiaInfo's
        financial advisor in connection with the Combination and that BofA Merrill
        Lynch delivered to AsiaInfo's board of directors a written fairness opinion dated
        December 4, 2009. Please tell us whether there was any material relationship that
        existed during the past two years between you and BofA Merrill Lynch.
        Additionally, revise your proxy to disclose who determined the consideration
        (i.e., BofA Merrill Lynch or AsiaInfo), the aggregate fee currently estimated to be
        paid to BofA Merrill Lynch (if it has changed from the approximately
        $1.5 million), and that portion of the fee that is payable contingent upon the
        completion of the Combination. Refer to Item 14(b)(6) of Schedule 14A and Item
        1015 of Regulation M-A.

3.   We note that BofA Merrill Lynch's opinion was delivered two months ago.
        Please disclose whether any material changes in AsiaInfo's or Linkage's
        operations, performance or in any of the projections or assumptions upon which
        BofA Merrill Lynch based its opinion have occurred since the delivery of the
        opinion or that are anticipated to occur before the security holder meeting.

Interests of Linkage Technologies' Directors, Executive Officers and Certain Significant
Shareholders in the Combination, page 61

4.   We note that AsiaInfo will offer employment agreements to each of Libin Sun,
        Guoxiang Liu and Xiwei Huang, to be effective upon the closing of the
        Combination. Revise your proxy here, and elsewhere in your proxy where the
        employment agreements are discussed, to disclose the material terms of the
        employment agreements. Refer to Item 14(b)(4) of Schedule 14A and Item 1004
        of Regulation M-A.

The Combination Agreement, page 65

5.   We note your statements in the second paragraph on page 62 that "The
        Combination Agreement is described in this Proxy Statement … only to provide
        you with information regarding its terms and conditions, and not to provide any
        other factual information regarding AsiaInfo or Linkage Cayman or their
        respective businesses" and that shareholders "should not rely on the
        representations and warranties in the Combination Agreement as characterizations
        of the actual state of facts about AsiaInfo, Linkage Cayman or certain key
        Linkage Cayman shareholders…." Please revise to remove any potential

implication that the referenced agreement does not constitute disclosure about the company.

6.   We note your various qualifiers regarding the representations and warranties in the merger agreement that alert shareholders to the historical context of the merger agreement. Please revise these references to more clearly refer to the merger agreement at the time it was executed, rather than in the present tense. For example, we note the disclosure in the second paragraph on page 65 that the "assertions embodied in [the] representations and warranties … are subject to important qualifications and limitations…."

7.   Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Incorporation by Reference, page 129

8.   Note that Schedule 14A does not permit general "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to the undersigned at (202) 551-3457. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (206) 839-4801
        Kristi Lynn Darnell-Weichelt, Esq.
        DLA Piper